December 7, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn:  Gary Newberry

Re:          Viking Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 22, 2010
File No. 0-49636

Dear Mr. Newberry:

I am securities counsel for Viking Systems, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, File No. 0-49636, an amendment to the Form 10-K for the Fiscal Year ended December 31, 2009, together with certain exhibits thereto (the “Annual Report”); an amendment to the Form 10-Q for the Quarter Ended March 31, 2010, together with certain exhibits thereto; an amendment to the Form 10-Q for the Quarter Ended June 30, 2010, together with certain exhibits thereto; and an amendment to the Form 10-Q for the Quarter Ended September 30, 2010, together with certain exhibits thereto (collectively, the “Quarterly Reports”).  The Annual and Quarterly Reports contain revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 29, 2010.  Set forth below is the Company’s response to the Staff’s comments.  The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Gross Profit, page 14

Comment 1:
We note your reference to gross margin excluding inventory write-downs.  While disclosure of material items impacting your gross margin may be meaningful, your current disclosure results in the presentation of a non-GAAP financial measure for which you have not included all of the disclosures required by Item 10(e) of Regulation S-K.  Please revise future filings to remove the non-GAAP financial measure, gross margin, excluding inventory write-downs, or otherwise provide all of the disclosures required by Item 10(e) of Regulation S-K.

Response 1:	The Company will comply with this comment in future filings.

Operating Loss Before Non-Cash Charges, page 15

Comment 2:
We note your presentation here of a non-GAAP financial measure “operating loss before non-cash charges.”  We note that in calculating this measure, you adjust for depreciation, amortization and other non-cash charges.  Please revise the presentation in future filings to more clearly describe any other non-cash charges that are excluded in the non-GAAP measure.

Response 2:	The Company will comply with this comment in future filings.

Note 3.  Summary of Significant Accounting Policies, page 24

Revenue Recognition

Comment 3:
We note that you sell your products to distributors and original equipment manufacturers.  Please revise future filings to explain the nature and significant terms of these arrangements with distributors and original equipment manufacturers, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations.  Within your discussion, please explain if you grant price concessions to your distributors and if so, tell us how you account for price concessions.

Response 3:	The Company will comply with this comment in future filings.

Note 16.  Major Customers, Suppliers, Segment and Related Information, page 34

Segment and Related Information, page 34

Comment 4:
If revenues from customers attributed to an individual foreign country within the “Other” category are material, please revise future filings to separately disclose those revenues.  Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Response 4:	The Company will comply with this comment in future filings.

Item 10.  Directors, Executive Officers and Corporate Governance, page 38

Comment 5:
In future filings, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in that capacity.  Refer to Regulation S-K Item 401(e), as revised by Release No. 33-9089 (Dec. 16, 2009).

Response 5:	The Company will comply with this comment in future filings.

Director Compensation, page 4

Comment 6:
It is unclear how your disclosure regarding stock awards to directors complies with Regulation S-K Item 402(r)(2)(iii) as required by Release No. 33-9089 (Dec. 16, 2009).  Please advise, or amend your filing accordingly.

Response 6:
The Company calculated the fair value of stock awards to its directors in accordance with FASB ASC Topic 718.  In future filings the Company will add a footnote to its Director Compensation Table to clarify this point.

Signatures, page 48

Comment 7:
It appears that you have not included the signature from the individual who is acting as your principal financial officer or the individual who is acting as your principal accounting officer or controller after the second signature block.  If not, please amend your Form 10-K to include those signatures.  Otherwise, please tell us how you have complied with General Instruction D(2)(a) of Form 10-K.

Response 7:
Robert Mathews is the Company’s Chief Financial Officer, and serves as its Principal Financial Officer as well as its Principal Accounting Officer.  The Company has revised its disclosure and re-filed its Annual Report on Form 10-K to comply with the Staff’s comment.

Exhibits 31.1 and 31.2

Comment 8:
We note within your Form 10-K for fiscal year 2009 and each of your Forms 10-Q for fiscal year 2010 that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 required by Item 601(b)(31) of Regulation S-K.  Additionally, we note throughout the certifications that you refer to the “small business issuer” rather than the “registrant” and that the title of the exhibit should be “Certifications.”  Please amend each of these filings to include revised certifications that conform to the requirements of Item 601(b)(31) of Regulation S-K.

Response 8:
The Company has re-filed its Annual Report on Form 10-K for the year end December 31, 2010; and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010 to amend and correct Exhibits 31.1 and 31.2.

If you have further questions or comments, please feel free to contact me at (617) 243-0060.  I am happy to cooperate in any way I can.

Regards,

/s/ Amy M. Trombly
Amy M. Trombly, Esq.